

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2020

Ryan Khoury
Chief Executive Officer
Pioneer Merger Corp.
660 Madison Avenue
New York, NY 10065

> **Re: Pioneer Merger Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 2, 2020**
> **CIK No. 0001829797**

Dear Mr. Khoury:

 We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Risk Factors
If we have not consummated an initial business combination within 24 months from the closing of this offering, page 40

1. We note that your amended and restated memorandum and articles of association will provide that you will have only 24 months from the closing of this offering to complete an initial business combination. We further note disclosure at page 26 and elsewhere in your prospectus that your sponsor, executive officers, directors and director nominees have agreed that they will not propose any amendment to your amended and restated memorandum and articles of association which includes changes to redemption rights if you do not complete your initial business combination within 24 months from the closing

of this offering unless you provide your public shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment. Please revise this risk factor to clarify that you may extend your time period to complete an initial business combination beyond 24 months from the closing of this offering.

Principal Shareholders, page 114

2. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Pioneer Merger Sponsor LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: James S. Rowe, Esq.